UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

The Cheesecake Factory Incorporated
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

163072101
(CUSIP Number)

Paul D. Ginsberg 1180 Peachtree Street NE, Suite 2500 Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163072101	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON RC Cake Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,145,808*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,996,851**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,145,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%***
14	TYPE OF REPORTING PERSON OO
* Represents (i) 8,996,851 shares of Common Stock (as defined below) issuable upon conversion of 200,000 shares of Convertible Preferred Stock (as defined below) and (ii) an aggregate of 3,148,957 shares of Common Stock beneficially owned by the Overton Stockholders (as defined below) being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Support Agreement (as defined below). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
** Represents 8,996,851 shares of Common Stock issuable upon conversion of 200,000 shares of Convertible Preferred Stock.
***  Percentage based on 44,961,694 shares of the Issuer’s Common Stock outstanding as of February 21, 2020 plus 8,996,851 shares of Common Stock issuable upon conversion of 200,000 shares of Convertible Preferred Stock.

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1	NAME OF REPORTING PERSON Neal K. Aronson****
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,145,808*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,996,851**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,145,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%***
14	TYPE OF REPORTING PERSON IN
* Represents (i) 8,996,851 shares of Common Stock issuable upon conversion of 200,000 shares of Convertible Preferred Stock and (ii) an aggregate of 3,148,957 shares of Common Stock beneficially owned by the Overton Stockholders being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the Support Agreement. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.
** Represents 8,996,851 shares of Common Stock issuable upon conversion of 200,000 shares of Convertible Preferred Stock.
***  Percentage based on 44,961,694 shares of the Issuer’s Common Stock outstanding as of February 21, 2020 plus 8,996,851 shares of Common Stock issuable upon conversion of 200,000 shares of Convertible Preferred Stock.

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**** RC Cake Holdings LLC, a Delaware limited liability company, directly owns the Convertible Preferred Stock. RC Cake Holdings LLC is controlled by each of (i) RC Cake 1 LLC, a Delaware limited liability company, which is in turn controlled by Roark Capital Partners V (T) LP, a Cayman Islands exempted limited partnership, (ii) RC Cake 2 LLC, a Delaware limited liability company, which is in turn controlled by Roark Capital Partners V (TE) LP, a Cayman Islands exempted limited partnership, and (iii) RC Cake 3 LLC, a Delaware limited liability company, which is in turn controlled by Roark Capital Partners V (OS) LP, a Cayman Islands exempted limited partnership. Each of Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP and Roark Capital Partners V (OS) LP is controlled by its general partner, Roark Capital GenPar V LP, a Cayman Islands exempted limited partnership, which is in turn controlled by Roark Capital GenPar V LLC, a Cayman Islands exempted limited liability company, which is in turn controlled by its managing member, Neal K. Aronson. Each of RC Cake 1 LLC, RC Cake 2 LLC, RC Cake 3 LLC, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE LP, Roark Capital Partners V (OS) LP, Roark Capital GenPar V LP, Roark Capital GenPar V LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the Convertible Preferred Stock directly owned by RC Cake Holdings LLC and therefore be deemed to be the beneficial owner of the Convertible Preferred Stock held by RC Cake Holdings LLC, but each disclaims beneficial ownership of such Convertible Preferred Stock.
Item 1.          Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of The Cheesecake Factory Incorporated, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 26901 Malibu Hills Road, Calabasas Hills, California 91301.

Item 2.          Identity and Background.

(a)          Name of Entity and Person Filing:

RC Cake Holdings LLC
Neal K. Aronson

(b)          Address of Principal Business Office or, if none, Residence:

The principal business office of the reporting persons is c/o Roark Capital, 1180 Peachtree Street NE, Suite 2500, Atlanta, GA 30309.

 (c)          Present Principal Occupation and Employment:

Mr. Aronson’s principal occupation is Managing Partner of Roark Capital Management, a private equity firm.

(d)          Criminal Convictions:

During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Civil Proceedings:

During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 163072101	SCHEDULE 13D	Page 5 of 9

(f)          Citizenship:

Mr. Aronson is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Subscription Agreement
On April 20, 2020, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with RC Cake Holdings LLC (the “Purchaser”), an affiliate of Roark Capital Group. Pursuant to the Subscription Agreement, the Issuer sold 200,000 shares (the “Purchased Shares”) of the Series A Convertible Preferred Stock, par value $0.01 per share (the “Convertible Preferred Stock”), to the Purchaser for an aggregate purchase price of $200 million. The closing of the purchase and sale occurred simultaneously with signing the Subscription Agreement on April 20, 2020.

Purchaser Director and Nominees
After the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Clearance”), and for so long as the Purchaser has record and beneficial ownership of 25% of the Purchased Shares issued to it under the Subscription Agreement, the Purchaser will have the right to designate one member to the Board of Directors of the Issuer. If the Purchaser ceases to have such designation right, subject to the receipt of HSR Clearance and for so long as the Purchaser has record and beneficial ownership of shares of Common Stock issued upon conversion of the Purchased Shares (the “Conversion Shares”) that constitute at least 5% of the outstanding Common Stock, the Purchaser will have the right to nominate one person for election to the Board of Directors of the Issuer.

Restrictions on Transfer
The Purchaser may not transfer any of the Purchased Shares to any person without the prior written consent of the Issuer, except the Purchaser may transfer Purchased Shares to an investment fund, investment vehicle or account controlled by (i) Roark Capital Management, LLC or (ii) one or more affiliates of Roark Capital Management, LLC. The Purchaser may also transfer Purchased shares (i) pursuant to a tender or exchange offer, merger, consolidation, division, acquisition, reorganization or recapitalization involving the Issuer, and (ii) following commencement by the Issuer of a voluntary case under Title 11 of the United States Bankruptcy Code.  The Purchaser also may not knowingly transfer Purchased Shares or Conversion Shares to (i) certain competitors of the Issuer, (ii) 5% beneficial owners of the Issuer other than investment companies or mutual funds that have filed, or have an obligation to file a report on Schedule 13G or (iii) any person who is reasonably known to have engaged in activist campaigns in the three years preceding the transfer, except to the extent that any of the foregoing transfers is pursuant to a traditional underwritten offering (including any block trade) or Rule 144 under the Securities Act of 1933, as amended, or following the commencement by the Issuer of a voluntary case under Title 11 of the United States Bankruptcy Code.

Standstill
Subject to certain customary exceptions, the Purchaser is prohibited from, among other things, (i) acquiring securities, assets or indebtedness of the Issuer, (ii) effecting a tender offer, merger or acquisition of the Issuer and (iii) soliciting proxies or seeking a director/management change in the Issuer until the later of (x) three years after the date of the Subscription Agreement and (y) such time as the Purchaser holds record and beneficial ownership of Conversion Shares that constitute less than 5% of the outstanding Common Stock.

Hedging Transactions
So long as the Purchaser has the right to designate or nominate a director to the Board of Directors, the Purchaser may not enter into any hedging transactions with respect to the Common Stock to the extent directors of the Issuer are prohibited from entering into such hedging transactions pursuant to a policy applicable to all directors of the Issuer.

CUSIP No. 163072101	SCHEDULE 13D	Page 6 of 9

Preemptive Rights
If, after the date of the Subscription Agreement, the Issuer intends to issue new equity securities for cash to any person, then the Purchaser has the right to participate in such equity offering, subject to customary exceptions.

Voting Agreement

Under the Subscription Agreement, after receipt of the HSR Clearance and for so long as the Purchaser has the right to designate or nominate a director to the Board of Directors of the Issuer, the Purchaser has agreed to vote all of the Purchased Shares, Conversion Shares or any other shares of Common Stock (i) in favor of each director nominated or recommended by the Board of Directors for election at any such meeting, and against the removal of any director who has been elected following nomination or recommendation by the Board of Directors, (ii) against any stockholder nomination for director that is not approved and recommended by the Board of Directors for election at any such meeting, (iii) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board of Directors or the Compensation Committee of the Board of Directors (or any successor committee, however denominated) and (iv) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm.

Designation of Preferred Stock

The Convertible Preferred Stock ranks senior to the Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. Upon a liquidation, dissolution or winding up of the Issuer, each share of Convertible Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the Purchaser (without giving effect to any commitment fee), plus all accrued and unpaid dividends (the “Liquidation Preference”) and (ii) the amount that the holder of Convertible Preferred Stock (each, a “Holder” and collectively, the “Holders”) would have been entitled to receive at such time if the Convertible Preferred Stock were converted into Common Stock.

The Holders will be entitled to dividends on the Liquidation Preference at the rate of 9.5% per annum, payable in cash or, at the option of the Issuer, paid-in-kind. The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis.

On and after the 90-month anniversary of the date of the Subscription Agreement, each Holder shall have the right to require the Issuer to redeem all or any part of the Holder’s Convertible Preferred Stock for an amount equal to the Liquidation Preference.

Each Holder will have the right, at its option, to convert its Convertible Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at a conversion price equal to $22.23 per share. The conversion price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The conversion price is also subject to adjustment for certain antidilutive offerings occurring during the first twelve months following the date the Convertible Preferred Stock is initially issued. Pursuant to the terms of the Certificate of Designations, unless and until approval of the Issuer’s stockholders is obtained as contemplated by Nasdaq listing rules (the “Stockholder Approval”), no Holder may convert shares of Convertible Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and solely to the extent that such conversion would result in the Holder beneficially owning in excess of 19.9% of then-outstanding Common Stock (such limitation, the “Ownership Limitation”). The Issuer has the right to settle any conversion at the request of a Holder in cash.

Subject to certain conditions, the Issuer may, at its option, require conversion of all of the outstanding shares of Convertible Preferred Stock to Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Issuer notifies the Holders of the election to convert, the closing price of the Common Stock is at least 200% of the conversion price. The Issuer will not exercise its right to mandatorily convert all outstanding shares of Convertible Preferred Stock unless certain liquidity conditions with regard to the shares of Common Stock to be issued upon such conversion are satisfied.

CUSIP No. 163072101	SCHEDULE 13D	Page 7 of 9

The Issuer may redeem any or all of the Convertible Preferred Stock for an amount equal to (i) 120% of the Liquidation Preference thereof at any time following the fifth anniversary but prior to the sixth anniversary of the date of the Subscription Agreement and (ii) 100% of the Liquidation Preference at any time on or following the sixth anniversary of the date of the Subscription Agreement, in each case, by delivering notice of redemption to the Holder; provided, that such Holder will have the right to convert the Convertible Preferred Stock immediately prior to and in lieu of such redemption. To the extent such Holder elects to convert the Convertible Preferred Stock in lieu of such redemption and the number of shares of Common Stock issuable upon such conversion would exceed 19.9% of the outstanding shares of Common Stock, and the Stockholder Approval has not been obtained as of such date, any portion in excess of such limit will remain outstanding as Convertible Preferred Stock.

Following the HSR Clearance, the Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to the Ownership Limitation. Additionally, certain matters will require the approval of the majority of the outstanding Convertible Preferred Stock, voting as a separate class, including (i) the authorization, creation, increase in the authorized amount of, or issuance of any class or series of senior or parity equity securities or any security convertible into, or exchangeable or exercisable for, shares of senior or parity equity securities, (ii) amendments, modifications or repeal of any provision of the Issuer’s Certificate of Incorporation or of the Certificate of Designations that would adversely affect the rights, preferences or voting powers of the Convertible Preferred Stock, (iii) certain business combinations and binding or statutory share exchanges or reclassification involving the Convertible Preferred Stock unless such events do not adversely affect the rights, preferences or voting powers of the Convertible Preferred Stock and (iv) certain transactions with affiliates.

If the Issuer undergoes a Change of Control (as defined in the Certificate of Designations), the Issuer shall redeem, subject to conversion rights of the Holders, all of its then-outstanding shares of Convertible Preferred Stock for cash consideration equal to the greater of (i) the Liquidation Preference plus accumulated and unpaid dividends and (ii) the amount that such Holder would have been entitled to receive at such time if the Convertible Preferred Stock were converted into Common Stock.

Registration Rights Agreement

On April 20, 2020, the Issuer and the Purchaser also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer granted the Purchaser certain registration rights. Under the Registration Rights Agreement, the Issuer is required to use its reasonable best efforts to cause the registration of the Conversion Shares.

Support Agreement

On April 20, 2020, David Overton, the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and his affiliated parties (the “Overton Stockholders”) entered into an Acknowledgement and Support Agreement (the “Support Agreement”) with the Purchaser. Pursuant to the Support Agreement, Mr. Overton and his affiliated parties have agreed to vote all of their respective shares at the annual meeting of the shareholders of the Issuer to approve, among other things, the issuance of Common Stock in connection with the Purchaser’s conversion of Convertible Preferred Stock.

The foregoing descriptions of the transactions contemplated by the Subscription Agreement, Registration Rights Agreement and Support Agreement and the terms of the Convertible Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Subscription Agreement, attached hereto as Exhibit 3, the Registration Rights Agreement, attached hereto as Exhibit 4, the Certificate of Designations, attached hereto as Exhibit 2, and the Support Agreement, attached hereto as Exhibit 5, all of which are incorporated herein by reference.

Other than as described in this Item 4, the reporting persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the reporting persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

CUSIP No. 163072101	SCHEDULE 13D	Page 8 of 9

Item 5. Interest in Securities of the Issuer.

 (a), (b), (c)    The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

Exhibit 1	Joint Filing Agreement

Exhibit 2	Certificate of Designations of The Cheesecake Factory Incorporated, dated April 20, 2020 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2020).

Exhibit 3
Subscription Agreement, dated April 20, 2020, by and between The Cheesecake Factory Incorporated and RC Cake Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2020).

Exhibit 4
Registration Rights Agreement, dated April 20, 2020, by and between The Cheesecake Factory Incorporated and RC Cake Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 20, 2020).

Exhibit 5
Acknowledgement and Support Agreement, dated April 20, 2020, by and between David Overton and RC Cake Holdings LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 20, 2020).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2020

RC CAKE HOLDINGS LLC

By:	/s/ Paul D. Ginsberg
	Name:	Paul D. Ginsberg
	Title:	President

NEAL K. ARONSON

By:	/s/ Neal K. Aronson
	Name:	Neal K. Aronson